UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Proshares Trust

(Name of Issuer)

Exchange Traded Fund

(Title of Class of Securities)

74348A376

(CUSIP Number)

12/31/2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74348A376

1.	NAMES OF REPORTING PERSONS

Brinker Capital Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a)	☐

(b)	☐

Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

None
	6.	SHARED VOTING POWER

31590
	7.	SOLE DISPOSITIVE POWER

None
	8.	SHARED DISPOSITIVE POWER

31590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31590

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

 Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.62%

12.	TYPE OF REPORTING PERSON (See instructions)

IA

Item 1(a). Name of Issuer:

Proshares Trust

Item 1(b). Address of Issuer's Principal Executive Offices:

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814

Item 2(a). Name of Person Filing:

Brinker Capital Inc.

Item 2(b). Address of Principal Business Office, or if None, Residence:

1055 Westlakes Drive, Suite 250, Berwyn, PA 19312

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Exchange Traded Fund

Item 2(e). CUSIP Number:

74348A376

Item 3. If This Statement is Filed Pursuant to §240 13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Brinker Capital Inc.

(e) ☒ An investment adviser in accordance with §240.13d -1(b)(1) (ii)(E);

Item 4. Ownership

Brinker Capital Inc.:

(a)	Amount beneficially owned: 31590

(b)	Percent of class: 26.62%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

None.

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

None.

(iv)	Shared power to dispose or to direct the disposition of 0

**Note 1** Brinker Capital Inc. ("Brinker"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to un-registered accounts (collectively, the "Accounts"). In its role as investment adviser or manager, Brinker possesses shared voting and investment power over securities of the Issuer described in this schedule that are owned by the Accounts, and may be deemed to be the beneficial owner of such shares of the Issuer held by the Accounts. However, all securities reported in this schedule are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Brinker disclaims beneficial ownership of such securities. In addition, the filing of this schedule shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The Accounts described in Note 1 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts. Brinker Capital disclaims beneficial ownership of all such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brinker Capital Inc.

By:	*/s/ Brian Ferko

Name:  Brian Ferko

Title:    Chief Compliance Officer

Date:  February 10, 2020

* Pursuant to a Power of Attorney previously filed with Reporting Persons  initial Schedule 13G with respect to Issuer.

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